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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 1 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
                                (name of issuer)

                      COMMON STOCK, 66 2/3 cents par value
                         (Title of Class of Securities)

                                   001669 10 0
                                 (CUSIP number)

                                   Alan Steuer
                            Syufy Century Corporation
                                 150 Pelican Way
                          San Rafael, California 94901
                                 (415) 448-8349
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 2 of 7 Pages


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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. (94-2167713) Syufy Century Corporation, as general partner of Syufy Enterprises (94-3128554), a California limited partnership
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2          CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE Instructions)
           (a)_______________________________________________________________/ /
           (b)_______________________________________________________________/X/

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)______________________________________________/ /

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      California

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                              7       SOLE VOTING POWER
                                                                      1,407,000*
                             ---------------------------------------------------
     Number of Shares         8       SHARED VOTING POWER
                                                                               0
    Beneficially Owned
                             ---------------------------------------------------
     By Each Reporting        9       SOLE DISPOSITIVE POWER
        Person With                                                   1,407,000*
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                                                               0
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       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             1,407,000*

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       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES  __________________________________________________/ /

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       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.24%

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       14  TYPE OF REPORTING PERSON

                                                     CO
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* Excludes 1,871 shares owned by officers of Syufy Century Corporation, which disclaims beneficial ownership of such shares.

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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

              This report relates to Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation ( the "Company"). The principal executive offices of the Company are located at 106 W. 14th Street, Kansas City, Missouri 64141.

ITEM 2.  IDENTITY AND BACKGROUND.

              This Statement is being filed by Syufy Century Corporation, a California corporation ("Syufy Century"), as general partner of Syufy Enterprises, a California limited partnership ("Syufy Enterprises"). Syufy Enterprises and Syufy Century conduct their principal businesses and maintain their principal offices, respectively, at 150 Pelican Way, San Rafael, California 94901. Syufy Enterprises and Syufy Century engage in real estate development.

              Exhibit 1 to this Statement contains the name, business address, present principal occupation and citizenship of each of the directors and executive officers of Syufy Century.

              During the last five years, neither Syufy Enterprises and Syufy Century, nor to the best of their knowledge, any of the persons listed on
Exhibit 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              All shares of Common Stock acquired by Syufy Enterprises were acquired pursuant to purchases of Common Stock based upon funds from the working capital of Syufy Enterprises.

ITEM 4.  PURPOSE OF TRANSACTION.

              The Common Stock owned as of this date by Syufy Enterprises has been acquired for investment purposes.

              Neither Syufy Enterprises nor Syufy Century have any plans or proposals that relate to or would result in:

             (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) any change in the present Board of Directors or management of the Company;

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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 4 of 7 Pages

             (e) any material change in the present capitalization or dividend policy of the Company;

             (f) any other material change in the Company's business or corporate structure;

             (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

              The percentage calculations are based upon a total of 19,427,098 shares of Common Stock outstanding. Syufy Enterprises directly owns 1,407,000 shares of Common Stock, representing approximately 7.24% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. In addition, Raymond W. Syufy, the Chief Executive Officer of Syufy Century, directly owns 1,291 shares, representing .0066% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. Joseph Syufy, the President of Syufy Century, directly owns 400 shares, representing .0002% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. Mike Plymesser, the Chief Operating Officer of Syufy Century, directly owns 180 shares, representing
 .0001% of the Common Stock issued and outstanding, and has sole voting and dispositive power over these shares. Syufy Century disclaims beneficial ownership of any of such shares.

              The filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.

              No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Syufy Enterprises or Syufy Century with respect to any securities of the Company including, but not limited to, transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 5 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit is filed herewith:

         Exhibit      1.      Directors and Executive Officers of Syufy Century.

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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 6 of 7 Pages



                                    EXHIBIT 1

                            SYUFY CENTURY CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

NAME AND                                                                    PRINCIPAL
TITLE                   BUSINESS ADDRESS                 CITIZENSHIP        OCCUPATION

Executive Officers:
Raymond W. Syufy        150 Pelican Way, San Rafael,        U.S.         Chief Executive
                        California 94901                                     Officer

Joseph Syufy            150 Pelican Way, San Rafael,        U.S.            President
                        California 94901

Marcia Syufy            150 Pelican Way, San Rafael,        U.S.         Chairman of the
                        California 94901                                      Board

Alan Steuer             150 Pelican Way, San Rafael,        U.S.         Chief Financial
                        California 94901                                     Officer

Rajiv Parikh            150 Pelican Way, San Rafael,        U.S.          Vice President
                        California 94901

Michele Syufy           150 Pelican Way, San Rafael,        U.S.          Vice President
                        California 94901

Eva Storm               150 Pelican Way, San Rafael,        U.S.            Secretary
                        California 94901

Mike Plymesser          150 Pelican Way, San Rafael;        U.S.         Chief Operating
                        California 94901                                     Officer



Directors:
Raymond W. Syufy        150 Pelican Way, San Rafael,        U.S.         Chief Executive
                        California 94901                                 Officer

Joseph Syufy            150 Pelican Way, San Rafael,        U.S.            President
                        California 94901

Marcia Syufy            150 Pelican Way, San Rafael,        U.S.         Chairman of the
                        California 94901                                      Board

Alan Steuer             150 Pelican Way, San Rafael,        U.S.         Chief Financial
                        California 94901                                     Officer

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CUSIP No. 001669 10 0            SCHEDULE 13D                  Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Date:        January 11, 2000

                                                 SYUFY CENTURY CORPORATION

                                                 By: /s/ Alan Steuer
                                                    ----------------------------
                                                 Name:   Alan Steuer

                                                 Title: Chief Financial Officer